Exhibit 99.3

Qifu Technology, Inc.

(A Company incorporated in the Cayman Islands with limited liability)

(NASDAQ: QFIN and HKEX: 3660)

FORM OF PROXY FOR ANNUAL GENERAL MEETING

to be held on June 30, 2025

(or any adjourned or postponed meeting thereof)

Introduction

This form of proxy (the “Form of Proxy”) is furnished in connection with the solicitation by the board of directors of Qifu Technology, Inc. (the “Board”), an exempted company incorporated in the Cayman Islands with limited liability (the “Company”), of proxies from the holders of the issued and outstanding Class A ordinary shares, par value US$0.00001 per share (the “Class A Ordinary Shares”) to be exercised at the annual general meeting of the Company (the “AGM”) to be held at 13/F Lujiazui Finance Plaza, No. 1217 Dongfang Road, Pudong New Area, Shanghai 200122, People’s Republic of China at 10:00 a.m. on June 30, 2025 (Beijing time), and at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying notice of the AGM (the “AGM Notice”).

Only the holders of record of the Class A Ordinary Shares at the close of business on May 27, 2025 (Hong Kong time) (the “Record Date”) are entitled to notice of, to attend and to vote at the AGM. In respect of the matters requiring shareholders’ vote at the AGM, each Class A Ordinary Share is entitled to one vote. The quorum of the AGM is one or more shareholders who together hold shares which carry in aggregate not less than one-third of all votes attaching to all issued and outstanding shares that carry the right to vote at the AGM, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative.

A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead. The Class A Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he or she is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its registered office at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, with a copy delivered to the Company’s offices at 7/F Lujiazui Finance Plaza, No. 1217 Dongfang Road, Pudong New Area, Shanghai 200122, People’s Republic of China, or (ii) by voting in person at the AGM.

To be valid, this Form of Proxy must be completed, signed and returned to 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible so that it is received by the Company not less than 48 hours before the time of the AGM.

Qifu Technology, Inc.

(A Company incorporated in the Cayman Islands with limited liability)

(NASDAQ: QFIN and HKEX: 3660)

FORM OF PROXY FOR ANNUAL GENERAL MEETING

to be held on June 30, 2025

(or any adjourned or postponed meeting thereof)

I/We __________________ of __________________________, being the registered holder(s) of _____________________ Class A Ordinary Shares 1, par value US$0.00001 per share, of Qifu Technology, Inc. (the “Company”), hereby appoint the Chairman of the Annual General Meeting 2 or _________________ of __________________________ as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at 13/F Lujiazui Finance Plaza, No. 1217 Dongfang Road, Pudong New Area, Shanghai 200122, People’s Republic of China at 10:00 a.m. on June 30, 2025 (Beijing time), and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit 3.

No.	RESOLUTIONS	FOR [34]	AGAINST [3]	ABSTAIN [3]
1.	As a special resolution, THAT, the English name of the Company be changed from “Qifu Technology, Inc.” to “Qfin Holdings, Inc.”
2.	As a special resolution, THAT, the Third Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by the deletion in their entirety and by the substitution in their place of the Fourth Amended and Restated Memorandum and Articles of Association in the form attached as Appendix I to the Notice of the Annual General Meeting
3.	As an ordinary resolution, THAT, Deloitte Touche Tohmatsu Certified Public Accountants LLP shall be re-appointed as the auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2025.
4.	As an ordinary resolution, THAT, Mr. Xiangge Liu shall be re-elected as a director of the Company at the Annual General Meeting and retain office until his retirement pursuant to the Company’s memorandum and articles of association.

Dated _______________, 2025	Signature(s)___________________

Notes:

[1]	Please insert the number of Class A Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
[2]	If any proxy other than the Chairman of the Annual General Meeting is preferred, strike out the words “the Chairman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.
[3]	IMPORTANT: If you wish to vote for the resolution, tick the appropriate box marked “for”. If you wish to vote against the resolution, tick the appropriate box marked “against”. If you wish to abstain from voting on the resolution, tick the appropriate box marked “abstain”. You may instruct your proxy to vote some or all of the shares in respect of which the proxy is appointed either for or against the resolution and/or abstain from voting as such proxy need not cast the votes in respect of your shares in the same way on the resolution. In this case, please specify in the voting boxes above the number of shares in respect of which your proxy is to vote for or against or to abstain in respect of the resolution.
[4]	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE AGM IN PERSON OR COMPLETE AND SEND IN THIS FORM APPOINTING A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairman will be appointed as your proxy.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the AGM unless revoked prior to the AGM or the shareholder attends the AGM in person or completes and returns this form appointing a specific proxy.

3	Whether or not you propose to attend the relevant meeting(s) in person, you are strongly advised to complete and return this form of proxy in accordance with these instructions. To be valid, this form must be completed and deposited (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and in any event not later than 48 hours before the time for holding the relevant meeting or any adjourned meeting. Returning this completed form of proxy will not preclude you from attending the relevant meeting(s) and voting in person if you so wish.

4	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose, seniority shall be determined by the order in which the names stand on the Company's register of shareholders in respect of the relevant shares. The senior holder should sign this form, but the names of all other joint holders should be stated on the form in the space provided.

5	If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

6	This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorised for that purpose.

7	Any alterations made to this form must be initialled by you.

8	A proxy may vote on a show of hands or on a poll.

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